UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

February 12, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F __

Smith+Nephew to attend AAOS 2024 Annual Meeting

12 February 2024

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology company, announces that it will be attending the American Academy of Orthopaedic Surgeons (AAOS) 2024 Annual Meeting running from 12 to 16 February 2024 in San Francisco.

A number of commercial press releases are planned to coincide with AAOS, including:
●
In Orthopaedics Reconstruction, confirmation of our leading robotic-assisted solutions for personalised orthopaedic surgery on show.
●
In Trauma and Extremities, notification of the commercial launch of the AETOS◊ Shoulder System.
●
In Sports Medicine, the premiere of our expanded biological healing portfolio, including the newly acquired CARTIHEAL AGILI-C◊ Cartilage Repair Implant alongside new applications for the REGENETEN◊ Bioinductive Implant.

In-line with prior years, Smith+Nephew will be hosting investors and financial analysts attending the show, including booth tours showcasing our products.

There will be no new information provided on current trading performance or financial targets at AAOS. Smith+Nephew will publish its Fourth Quarter and Full Year 2023 results on 27 February 2024.

Enquiries

Investors/ Analysts
Andrew Swift                                                                  +44 (0) 1923 477433
Katharine Rycroft                                                            +44 (0) 7811 270734
Smith+Nephew

Media
Charles Reynolds                                                            +44 (0) 1923 477314
Smith+Nephew

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 19,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2022. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 12, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary